August 15, 2008

Richard A. Brown
Group Vice President and Assistant General Counsel
ABB Ltd.
Affolternstrasse 44
CH-8050 Zurich
Switzerland

> **Re: ABB Ltd.**
> **Form 20-F for the Fiscal Year Ended December 31, 2007**
> **Filed March 19, 2008**
> **File No. 1-16429**

Dear Mr. Brown:

We have limited our review of your filing to disclosure relating to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comment. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with supplemental information, so that we may better understand your disclosure. Please be as detailed as necessary in your response. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Risk Factors

"Our business is affected by global economic and political conditions," page 8.

1. You state in this risk factor discussion that you have business operations in "certain countries, including those identified as state sponsors of terrorism." In addition, in your letter to the staff dated June 24, 2005, you stated you had supplied "equipment and systems" to Iran. Also, in your letter to the staff dated December 20, 2005, you provided a "sample listing of business activities" in certain state sponsors of terrorism, including Syria. Finally, we note in the "Product Guide" section on your website two lists of "products for use" in Iran and in Syria, both of which are identified by the U.S. State Department as state sponsors of terrorism, and subject to U.S. economic sanctions and export controls.

Please describe to us, in reasonable detail, the nature and extent of your past, current, and anticipated contact with Iran and Syria, whether through direct or indirect arrangements. Your response should describe all types of products, equipment, components, technology, or services you have provided into the referred countries, and any agreements, commercial arrangements, or other contacts you have had with the governments of the referred countries or entities controlled by those governments. In addition, please tell us, to the best of your knowledge, whether any of these products, equipment, components, technology, or services have direct or indirect "dual use" (i.e., have both commercial and military or proliferation applications), and whether you have complied with the regulations related to U.S. economic sanctions and export controls concerning Iran and Syria.

* * * * *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please file your response letter on EDGAR.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comment on your filings.

Please understand that we may have additional comments after we review your response to our comment. Please contact Pradip Bhaumik, Attorney-Advisor, at (202)

551-3333 if you have any questions about the comment or our review.

Sincerely,

Cecilia D. Blye, Chief
Office of Global Security Risk

cc: Karen Garnett
        Assistant Director
        Division of Corporation Finance